

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2015

Via E-mail
Donald Walford
President and Chief Executive Officer
T-Rex Oil, Inc.
520 Zang St., Suite 250
Broomfield, CO 80021

> **Re: T-Rex Oil, Inc.**
> **Amendment No. 1 to Current Report on Form 8-K12G3**
> **Filed March 13, 2015**
> **File No. 0-51425**

Dear Mr. Walford:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Current Report on Form 8-K12G3 filed March 13, 2015

Summary of Oil and Natural Gas Properties and Projects, page 6

Developed and Undeveloped Acreage, page 6

1.   We note your response to prior comment 5 in our letter dated January 22, 2015, including the revised acreage figures for Burke Ranch, relating to the presentation of the total gross developed and undeveloped acreage. However, the 14,484.17 acre figure disclosed as the total gross undeveloped acreage on page 6 of Amendment No. 1 does not appear to represent a mathematical summation of the individual line item entries in the table which would result in a figure of 10,484.17 acres. We also note the expanded disclosure on page 8 relating to the Burke Ranch Unit indicates there are 1,467.64 gross acres inside the Unit and an additional 2,917.02 gross acres outside the Unit. These figures do not appear to correlate with the total acreage figure of 4,821.88 gross acres provided on page

8 or the mathematical summation of the 1,467.64 gross developed and 2,237 gross undeveloped acres provided on page 6 for the Burke Ranch. Please advise or revise your disclosure regarding the inconsistency in your figures.

2.   The expanded disclosure provided on page 8 relating to the Burke Ranch Unit indicates the 1,467.64 gross acres disclosed elsewhere on page 6 as developed acreage are held by production ("HBP").

The guidance in Item 1208(c)(4) of Regulation S-K, states that undeveloped acreage "encompasses those lease acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves." Therefore, acreage attributable to existing wells that require major expenditures before production of economic quantities of oil or gas may commence, should be reported as undeveloped acreage.

Any acreage on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas, but that is otherwise held by production, would also be deemed to be undeveloped acreage pursuant to this guidance.

Given the foregoing, please advise or revise the tabular presentation of developed and undeveloped acreage on page 6 to resolve inconsistencies in the classification of acreage in the Burke Ranch Unit to conform to Item 1208(b) of Regulation S-K.

Productive Wells, page 6

3.   We have read your response to prior comment 7 indicating there are no productive natural gas wells attributable to the Company's working interests in Cole Creek and the revisions to the tabular disclosure on page 6 of Amendment No. 1 to remove the disclosure of such wells.

We also note that you previously disclosed that the Company did not have any productive oil wells. However, the tabular disclosure provided on page 6 of Amendment No. 1 has been revised to indicate there are seven gross productive oil wells, 5 gross (5 net) productive oil wells in Burke Ranch and 2 gross (0.65 net) productive oil wells in Sioux County, Nebraska. Other than the reference to one oil well that produces intermittently in the Sioux County, Nebraska area, the disclosures provided on pages 7 and 8 relating to the Sioux County, Nebraska area and the Burke Ranch Unit do not refer to any productive oil wells as of December 31, 2014. We also note the disclosure elsewhere on page 6 that you did not have any oil production or sales during the year ended December 31, 2014 and on page 5 that the Company does not have any proved oil reserves as of December 31, 2014.

The guidance in Item 1208(c)(3) of Regulation S-K, states that productive wells "include producing wells and wells mechanically capable of production." Please tell us why each of the seven wells meets the requirement for disclosure as productive wells. To the extent that any of the seven wells do not meet this guidance, please revise your disclosure of productive wells accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director